Exhibit 99.1

GERDAU AMERISTEEL PROVIDES UPDATE ON
SHAREHOLDER MEETING PROCESS

Gerdau Ameristeel Corporation (NYSE: GNA, TSX: GNA) and Gerdau S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) announced today that, as of August 5, 2010, more than 66⅔% of the votes cast to date by all Gerdau Ameristeel shareholders and more than a majority of the votes cast to date by the minority shareholders have been voted in favour of the proposed acquisition by Gerdau S.A. of the common shares of Gerdau Ameristeel that it does not already own at a price of US$11.00 cash per common share.  For the transaction to be implemented, it must be approved by not less than 66⅔% of the votes cast by all Gerdau Ameristeel shareholders, and a simple majority of the votes cast by the minority shareholders, present in person or represented by proxy and entitled to vote on the plan of arrangement resolution at the special meeting of Gerdau Ameristeel’s shareholders.  The Board of Directors of Gerdau Ameristeel unanimously recommends that shareholders vote in favour of the plan of arrangement resolution.

Gerdau Ameristeel is pleased to have received positive shareholder support and favourable recommendations from two leading proxy advisory firms, ISS Proxy Advisory Services and Glass Lewis & Co.

As the regulatory review of certain disclosure documents related to the transaction is not expected to be completed before the August 10, 2010 special meeting of Gerdau Ameristeel’s shareholders, Gerdau Ameristeel is rescheduling the special meeting to a later date in order to accommodate this regulatory review process.  Gerdau Ameristeel will announce the new time, date and location for the meeting by way of a further press release.  The record date for voting at the meeting will not be affected.  Shareholders are urged to carefully read the information circular dated July 7, 2010 that was mailed to them in connection with the transaction.

As a result of the rescheduling of the special meeting, the time for the deposit of proxies will be extended.  Proxies must now be received no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the rescheduled meeting. No further action need be taken by shareholders that already have deposited proxies in respect of their shares for those shares to be voted at the special meeting.

Shareholders who have questions regarding the contents of the information circular or require assistance in completing their proxy forms are urged to contact Gerdau S.A., Gerdau Ameristeel Corporation or their proxy solicitation agent, The Laurel Hill Advisory Group Company, toll-free, at 1-866-508-3236.

About Gerdau S.A. (www.gerdau.com.br)

Gerdau S.A. is the leading producer of long steel in the Americas and one of the world’s largest suppliers of special long steel. It has plants in 14 countries spanning the Americas, Europe and Asia, with total installed capacity of more than 25 million metric tons of steel. It is the largest recycler in Latin America, transforming millions of metric tons of scrap into steel every year. With over 140,000 shareholders, Gerdau S.A.’s publicly-held companies are listed in the stock exchanges of São Paulo (Bovespa: GGBR4, GGBR3, GOAU4, GOAU3 and AVIL3), New York (NYSE: GNA, GGB), Toronto (GNA: TO), Madrid (Latibex: XGGB) and Lima (BVL: SIDERC1).

About Gerdau Ameristeel Corporation (www.gerdauameristeel.com)

Gerdau Ameristeel Corporation is the second largest mini-mill steel producer in North America, with annual manufacturing capacity of approximately 10 million metric tons of mill finished steel products. Through its vertically integrated network of mini-mills, scrap recycling facilities and downstream operations, Gerdau Ameristeel Corporation serves customers throughout the United States and Canada. The Company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. Gerdau Ameristeel Corporation’s majority shareholder is Gerdau S.A.

Investor Relations Contacts

Osvaldo Burgos Schirmer
Executive Vice President
Director of Investor Relations
Gerdau S.A.
Office: +55 51 3323-2703
Email: inform@gerdau.com.br

Barbara Smith
Vice President and Chief Financial Officer
Gerdau Ameristeel Corporation
Office: 813-319-4324
Email: basmith@gerdauameristeel.com

Media Contact
Santiago Fittipaldi
Office: 1-305-347-4353
Mobile: 1-646-204-5880
Email: Santiago.A.Fittipaldi@bm.com

Forward Looking Statements

This release contains forward-looking statements relating to the proposed acquisition by Gerdau S.A. of the shares of Gerdau Ameristeel Corporation that Gerdau S.A. does not already own, including statements regarding the completion of the proposed transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks and uncertainties including, without limitation, approval of applicable governmental authorities, required Gerdau Ameristeel Corporation shareholder approval and necessary court approvals if the transaction is implemented by way of a plan of arrangement. As a result of these risks and uncertainties, the proposed transaction could be modified, restructured or not be completed, and the results or events predicted in these forward-looking statements may differ materially from actual results or events. These forward-looking statements are not guarantees of future performance, given that they involve risks and uncertainties. Gerdau S.A. and Gerdau Ameristeel Corporation do not assume and expressly renounce any obligation to update any of these forward-looking statements, which are only applicable on the date on which they were made.  Additionally, Gerdau S.A. and Gerdau Ameristeel Corporation undertake no obligation to comment on expectations of, or statements made by third parties in respect of the proposed transaction.

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